ENTERRA ENERGY TRUST

FORM OF PROXY

 FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

The undersigned Unitholder of Enterra Energy Trust (the “Trust”) hereby appoints Reg J. Greenslade, the President and Chief Executive Officer of Enterra Energy Corp. (“Enterra”), as the Administrator of the Trust, or, failing him, H. S. (Scobey) Hartley, Director of Enterra, both of Calgary, Alberta, or instead of either of them,                                                                                                         as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual General and Special Meeting of Unitholders of the Trust, to be held on June 7, 2005 (the “Meeting”), at any adjournment or adjournments thereof, and at every poll arising therefrom:

1.

VOTE FOR        or WITHHOLD FROM VOTING ON         the election of the slate of directors for Enterra set out in management’s Information Circular – Proxy Statement dated April 29, 2005.

2.

VOTE FOR         or WITHHOLD FROM VOTING ON           the resolution to appoint KPMG LLP as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to approve the remuneration therefor.

3.

VOTE FOR         or VOTE AGAINST          or WITHHOLD FROM VOTING ON            the resolution to approve and ratify the Annual Bonus Plan and the payment of bonuses for 2004 pursuant thereto.

4.

VOTE FOR         or VOTE AGAINST          or WITHHOLD FROM VOTING ON            the resolution to approve the concept of the employees and consultants of JED Oil Inc. being eligible to participate in the compensation plans of the Trust and to give the directors of Enterra the discretion to amend the Trust’s Stock Option Plan, Stock Savings Plan and Annual Bonus Plan to give effect to such concept; and

To vote at the discretion of said Proxy upon any amendments to or variations of the above matters  or any other matters properly brought before the Meeting or adjournments thereof.

This Proxy is solicited by management of the Trust and management’s proxy will vote the shares represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Unitholder has the right to appoint a proxy other than management’s nominees to attend and act for him or her at the meeting. To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a Unitholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this ____ day of __________________ , 2005.

_______________________________________

(signature of Unitholder(s))

_______________________________________

(name(s) of Unitholder(s), please print)

NOTE: Joint owners should each sign; executors, trustees, administrators etc. should include their full title; and, for Trusts, the proxy must be under seal, or signed by an officer or attorney duly authorized in writing and accompanied by a copy of such authorization.

A proxy will not be valid unless properly completed, dated and received by Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta T2G 0P6, prior to the close of business on the business day prior to the day of the Meeting, or by the Chairman of the Meeting before the time of the Meeting.

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